August 28, 2020

Michelle Stasny
Special Counsel
Office of Structured Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Natixis Commercial Mortgage Securities LLC Registration Statement on Form SF-3 Filed June 22, 2020 File No. 333-239365

Dear Ms. Stasny:
We are counsel to Natixis Commercial Mortgage Securities LLC (the “Registrant”).  We have reviewed your letter dated July 13, 2020 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s registration statement (File No. 333-239365) on Form SF-3 filed on June 22, 2020 (the “Original Filing”).  We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (the “Amendment No. 1”) submitted herewith.  Included with this letter is a clean copy of the Amendment No. 1 with a copy marked to show changes implemented in response to the requests of the Staff in the Comment Letter.  In addition to the revisions described below, the Registrant has made certain minor changes to the form of prospectus that are reflected in the marked version. Also, for your convenience, we have separately included change pages for the indicated document.
For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

Y. Jeffrey Rotblat    Tel  212 504 6401    Fax  212 504 6666    jeffrey.rotblat@cwt.com

Michelle Stasny August 28, 2020

General
1.
The disclosure contains several references to LIBOR. Please consider whether the expected discontinuation of LIBOR is a principal risk to any security, swap or other financial instrument used in the offering. If you believe it is not, please explain to us why. Otherwise, please describe how the expected discontinuation of LIBOR could affect the offering including with respect to certain credit enhancements and Floating Rate Certificates. Additionally, please explain what alternative methods are contemplated and how the transition to any successor rate could affect the market value and/or liquidity of the financial instruments that reference LIBOR.

The Registrant has modified the form of prospectus to add the risk factor “Changes to, or Elimination of, LIBOR Could Adversely Affect Your Investment in the Certificates” under the section heading “Risk Factors—Risks Relating to the Mortgage Loans.”

Risks Relating to Market Conditions and Other External Factors, Current Coronavirus Pandemic May Adversely Affect the Global Economy and the Performance of Mortgage Loans, page 65

2.
We note that you intend to update this risk factor. Please confirm that at the time of takedown you will include here or elsewhere in the prospectus a description of the specific risks related to the offer and sale of the securities. Among other things, this may include risks relating to the type or location of the asset pool, how government measures or other relief efforts may effect obligations of transaction parties and payments to security holders, and any resulting differences between the risks of the underlying pool and those of historical pools.

The Registrant confirms that at the time of takedown it will include a description of the specific risks related to the offer and sale of the securities. Among other things, this may include risks relating to the type or location of the asset pool, how government measures or other relief efforts may effect obligations of transaction parties and payments to security holders, and any resulting differences between the risks of the underlying pool and those of historical pools.

Michelle Stasny August 28, 2020

Description of the Certificates
Information Available Electronically, page 308
3.
Please confirm and revise to clarify that the asset-level information required by Item 1125 of Regulation AB will be filed on Form ABS-EE at the same time as, and incorporated by reference into, the Form 10-D. Please also tell us if the asset-level information will be included in the distribution statements provided to certificateholders.

The Registrant confirms that the asset-level information required by Item 1125 of Regulation AB will be filed on Form ABS-EE at the same time as, and incorporated by reference into, the Form 10-D and the Registrant has modified the form of prospectus in order to clarify this. The asset-level information will be incorporated by reference from the Form ABS-EE.

Asset Review, page 406

4.
We note your disclosure that once an Asset Review of a Mortgage Loan is completed, no further Asset Review will be required of that Mortgage Loan notwithstanding that such Mortgage Loan may continue to be a Delinquent Loan or become a Delinquent Loan again at the time when a new Asset Review Trigger occurs and a new Affirmative Asset Review Vote is obtained subsequent to the occurrence of such Asset Review Trigger. To the extent an asset representations review was conducted previously with respect to a Mortgage Loan, we do not object if such loan is not included in any further asset representations reviews, unless either such loan is the subject of a representation or warranty as of a date after the completion of the prior asset representations review or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such additional limitation, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section V.B.3(a)(2)(c)(i)(b) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982). Please also revise your transaction documents where appropriate, including Section 12.01 of the Form of Pooling and Servicing Agreement.

The Registrant has modified the form of prospectus and form of pooling and servicing agreement in response to the Staff’s comment.

Michelle Stasny August 28, 2020
Exhibits
Form of Pooling and Servicing Agreement, page 378
5.
We note that Section 8.02(x) of Pooling and Servicing Agreement allows the trustee and certificate administrator to claim a force majeure event under certain conditions. Please consider providing disclosure about which material obligations of the trustee and the certificate administrator potentially could be excused as a result of a force majeure determination, and what are the potential consequences of such parties’ failure to perform (or delay in performing) such obligations.

The Registrant has modified the form of prospectus under the section heading “Pooling and Servicing Agreement—Limitation on Liability; Indemnification.”

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours, /s/ Y. Jeffrey Rotblat Y. Jeffrey Rotblat, Esq.

cc:	Andrew Taylor, Natixis Commercial Mortgage Securities LLC (w/o enclosures) Tad Bardenwerper, Esq., Natixis Commercial Mortgage Securities LLC (w/o enclosures)